Exhibit 99.5
Seawell Limited announces new Chief Financial Officer
Hamilton, Bermuda (May 2, 2011)

Seawell Limited (Archer) is pleased to announce the appointment of Christoph Bausch (47) as Executive Vice-President and Chief Financial Officer (CFO) effective immediately.

Bausch joins Archer from Transocean where he was Global Finance Director. Previously, Bausch was with Schlumberger for a 20-year international career with experience in a variety of senior financial positions in United States, United Arab Emirates, France, Mexico and Venezuela and across a number of business segments covering operations, engineering, manufacturing and supply chain. Bausch graduated with an MBA from the University of Mannheim (Germany). Bausch will be based at the Company's London offices.

Commenting on the appointment, Archer's Chief Executive Officer, Jørgen Peter Rasmussen, says, "I am very pleased to welcome Christoph Bausch to the Archer team.  His extensive international experience in oilfield services will greatly contribute to Archer as it continues to grow into a leading global oilfield services company.  I am confident that Christoph's core financial background and experience  integrating acquisitions within a global business will accelerate Archer's own development."

Bausch replaces Senior Vice-President Lars Bethuelsen who will now lead the Company's Merger & Acquisition and Investor Relations Departments.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)